UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

Company Secretariat

22 October 2015

To: Australian Securities Exchange[1]	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached addresses to shareholders to be delivered by the Chairman and the Chief Executive Officer at BHP Billiton Plc’s Annual General Meeting today in London.

The meeting will be webcast at http://edge.media-server.com/m/p/2yr4dgdf

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meetings will be determined by polls. The poll results will not be known until the conclusion of BHP Billiton Limited’s Annual General Meeting which will be held in Perth, Australia on 19 November 2015. The results will then be released to the market.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Rachel Agnew

Company Secretary

[1]	This release was made outside the hours of operation of the ASX market announcements office.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne, Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

22 October 2015

BHP Billiton Plc Annual General Meeting

22 October 2015

Jac Nasser, Chairman, BHP Billiton

Welcome to the 2015 Annual General Meeting of BHP Billiton Plc. Your Directors are all here today, including your Chief Executive Officer, Andrew Mackenzie.

I would like to begin by noting some changes to your Board over the past year. First, it is my pleasure to welcome our newest director, Anita Frew, to the Board. Anita has extensive experience as a director across many sectors, including finance, chemicals and engineering. In addition, Shriti Vadera has been appointed as Senior Independent Director of BHP Billiton Plc. She joined your Board in 2011.

I would also like to recognise the contribution of Carlos Cordeiro, who will retire at the BHP Billiton Limited AGM next month. Carlos, on behalf of the Board and shareholders, thank you for the significant role you have played over the last 11 years.

In July, Sir John Buchanan sadly passed away. After a stellar career with BP, Sir John was appointed to your Board in 2003 and became the Senior Independent Director for BHP Billiton Plc. Over the years, Sir John provided wise counsel to his fellow Directors and to management. Most importantly, Sir John was a true gentleman and a great friend. He was courteous, generous and warm. We extend our condolences to Lady Buchanan and to his family.

I would also like to acknowledge the BHP Billiton Forum on Corporate Responsibility. The Forum includes leaders from civil society across six continents. As one of the world’s leading resource companies, we recognise our responsibility to play an active role on many important global issues. For more than 15 years, the Forum has challenged our thinking, and encouraged us to develop policies and standards that create better outcomes for society and the environment.

Our Charter is the single most important guide to what we do and how we do it. Putting health and safety first is not only one of our Charter values, it is at the heart of everything we do. Despite this, tragically, five of our colleagues died at work this year. This is unacceptable, and on behalf of the Board, I extend my deepest sympathy. These deaths are a tragedy for families, friends and colleagues. All of us at BHP Billiton are redoubling our efforts to make sure our people return home fit and well. Nothing is more important than the safety of our people.

Focus on the Fundamentals

Turning now to the global environment, this year has been characterised by greater volatility and uncertainty, with significant drops in share prices. Our sector, the resources sector, is cyclical by nature, which means that our business is exposed to factors largely beyond our control, such as commodity prices and foreign exchange rates. It also means that as commodity prices have fallen, resource shares have come under pressure. In many ways, this volatility is very much business as usual for BHP Billiton. Throughout our long history, we have operated in cyclical and challenging economic conditions. As a result, we take a pragmatic and conservative view of the world.

Our focus is always on the long term. We can do this successfully because we have a unique portfolio of large, long life, low cost assets in the best places in the world, combined with a strong balance sheet. This allows us to focus on the fundamentals of our business, taking costs out while increasing production and improving cash generation. Despite the volatility, we have a robust and resilient set of businesses that we are operating well.

This focus on the fundamentals has served shareholders well for over 130 years.

Over the past 10 years your Company generated cumulative growth in Total Shareholder Returns of about 115% in Sterling, which is a return of 8% a year. Over the decade, we generated operating cash flows of more than US$260 billion, of which we:

•	paid about a quarter in tax;

•	returned a quarter to shareholders through dividends and buybacks; and

•	reinvested the other half back in the business.

We also simplified the business. We sold US$8.5 billion of assets, as well as demerging South32.

The continuing ability of your Company to adapt and evolve gives us confidence in the future. In fact, we believe that we will emerge even stronger from this stage of the cycle.

Global Economy

In this volatile and uncertain environment, it is difficult to give a definitive view of where the global economy is heading. There is no doubt that global economies are going through a major transition, including periods of likely volatility and structural adjustment. In this context, policy uncertainty also continues to present medium term challenges for both governments and business.

As I indicated earlier, we are driven by the long term, and a fundamental belief that as economies adjust global growth will return to higher levels. This growth will depend on:

•	the successful rebalancing of China to a consumption and services economy;

•	recovery of growth in developing nations;

•	a healthy US economy; and

•	the stabilisation of the Euro zone.

As these events occur, incomes will increase and demand will grow, especially for metals and energy – our core products.

Business Performance

Now let me turn to our financial performance for 2015. In a year when falling commodity prices reduced our earnings by over US$15 billion, Andrew and his team delivered a solid set of operational results.

Their focus on the fundamentals of productivity, simplification and efficient expansion of our low-cost capacity has seen us:

•	maintain sector-leading margins;

•	generate strong free cash-flow of US$6.3 billion;

•	reduce net debt by 5 per cent to around US$24 billion; and

•	invest in our growth.

As a result, our balance sheet is strong and we remain committed to a solid A credit rating through the cycle.

This balance sheet strength has provided us with the confidence to increase our dividend. In line with our progressive dividend policy, we lifted the full-year dividend by two per cent in US dollar terms (or 12 per cent in Sterling terms) to 124 US cents per share, meaning that in the last 12 months we have returned US$6.6 billion to shareholders.

Economic Contribution

Last month we published two new reports.

The first lays out our payments to governments by project and by country. Globally, in the 2015 financial year we paid governments more than US$7 billion, which represents an adjusted effective tax rate of over 31 per cent. If you include royalties and other payments to government on a cash paid basis, then the adjusted effective tax rate is over 45%.

In addition, we invested US$225 million in local communities and our charitable Foundation. One example of the many projects we support is our work with Chile’s Solar Energy Research Centre to bring low cost solar energy to the country’s remote northern communities.

Our employees are also making a contribution. In the 2015 financial year, over 8,500 employees contributed to more than 1,000 not-for-profit organisations that support important causes locally, nationally and globally.

Climate Change

The second report we published last month focuses on climate change.

The world is facing two critical challenges. As the world’s population grows, emerging economies require affordable energy. At the same time, limiting climate change requires the global average temperature increase to remain below two degrees Celsius.

We recognise that achieving these two objectives requires a fundamental departure from business as usual. Our report explains what tangible actions we are taking, including what we are doing to reduce our emissions. The report also demonstrates the resilience of our portfolio in a range of scenarios, including the potential transition to a two degree Celsius world. It shows that we are well placed to manage carbon risk.

Our uniquely diversified portfolio of high quality assets is robust under both an orderly and a faster transition to lower global emissions.

Population growth and economic development have driven energy demand. It is expected that the global population will increase by over 15 per cent, or 1.2 billion people, between now and 2030. At the same time, increased economic activity and disposable income will drive consumption and the use of machinery and appliances, particularly in developing countries.

Fossil fuels provide more than 80 per cent of the world’s primary energy and are likely to play an important role in meeting the world’s energy needs for decades to come.

Given this, governments, industry and other stakeholders must continue to work together to find ways to:

•	increase the share of alternative energy sources, such as renewables and nuclear;

•	improve energy efficiency; and

•	reduce emissions from the production and use of fossil fuels.

We believe we have an important role to play in achieving the two degree Celsius goal. For instance:

•	our copper and iron ore are used to build renewable energy infrastructure,

•	the uranium we produce generates nuclear power, and

•	the world will continue to need our low cost, high quality fossil fuels.

As a result of this, we actively participate in global efforts to reach an agreement to achieve the two degree Celsius goal.

Conclusion

We have the best long-life assets. We are the most efficient operator. We have sector leading margins and a strong balance sheet, and we are committed to being a leader in sustainability in our industry. However, the best assets by themselves are no guarantee of long term success.

We have a world class management team headed by Andrew. Together, they lead 80,000 hardworking, well trained and dedicated people. All of them have a clear sense of purpose and are guided by a clear set of values.

This is a Company where everyone works hard to do the right thing by our people, our shareholders, and the countries and communities in which we operate. For more than 130 years, your Company has reshaped itself to meet the challenges of a volatile and fast changing global environment. On your behalf, I thank all of our people and thank you for your continued support.

Now, let me ask Andrew to talk about the Company’s performance.

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

Thank you, Jac. Good morning and welcome to the 2015 Annual General Meeting.

The United Kingdom is an important market for us, home to key investors and more than 22,000 shareholders. It’s my pleasure to be here in London. Members of my management team are also here and we welcome the chance to speak with you after the meeting.

Health and safety are paramount to us. During the year we delivered a two per cent improvement in the total recordable injury frequency performance.

However, this safety result was not good enough. Five of our work colleagues in Australia, Chile and South Africa died during the 2015 financial year. Their deaths have had a permanent effect on all of us. We are deeply saddened, but this is nothing compared to the lasting impact on the families, friends and colleagues of those who died. I extend our sincere condolences to them.

We’ve engaged tens of thousands of our people across the Company in discussions to upgrade their health and safety leadership, to make their workplaces healthier and safer; free from fatalities, serious injuries and long term health effects, including mental health.

We will eliminate health and safety risks wherever possible, and provide greater protection for our people and communities.

Since last financial year, it has been a challenging time for all of us and for shareholders. Operationally, demand growth slowed and supply grew. This lowered commodity prices across the board. Nonetheless, through strong operational performance your Company achieved solid financial results and delivered the best margins in the sector.

Underlying attributable profit was 52 per cent lower at US$6.4 billion. Free cash flow fell by 26 per cent to US$6.3 billion. Iron Ore, Coal and Petroleum set production records and, in Copper, strong performance at Escondida offset an unplanned mill outage at Olympic Dam.

Increased efficiency in our Iron Ore Business underpinned free cash flow generation and outstanding margins. Unit costs dropped by 31 per cent and partly offset lower prices. A leading global investment firm recently declared BHP Billiton as the lowest cost exporter of iron ore in the world. By a further lift in volume and a drop in costs in a tough environment, our Coal Business remained profitable. In the Petroleum Business at Black Hawk in the United States, drilling costs reduced by 19 per cent. In Copper, improved productivity and lower costs added US$1 billion to earnings before interest and tax.

In the 2015 financial year we delivered productivity gains of US$4.1 billion – two years ahead of target. Over the last three years, we’ve achieved productivity gains of over US$10 billion and grown production by 34 per cent (on a copper equivalent basis). From their peak, our average unit costs have fallen by more than 30 per cent and we’ve reduced annual capital and exploration costs by 24 per cent to US$11 billion. In this financial year we will reduce this further to US$8.5 billion.

If we reflect over the last decade from when the mining boom began until the end of the 2015 financial year, we’ve:

•	generated more than US$260 billion of cash flow;

•	created US$100 billion of value through dividends, share buybacks, the rise in market capitalisation and, more recently, the demerger;

•	increased the underlying earnings before interest, taxes, depreciation and amortisation margin from 44 per cent to 50 per cent; and

•	delivered annual volume growth of 6.5 per cent, so that continuing operations now produce nearly twice as much today as in 2005.

There’s more to come.

The demerger of South32, an important step for the Company, was strongly supported by the shareholder vote earlier this year. The demerger simplified our portfolio, retained the advantages of scale and diversity and unlocked the capacity to reduce costs faster, further and more sustainably than our peers.

In this financial year, Western Australia Iron Ore expects to drop unit costs to US$15 a tonne (before freight and royalties) and increase volumes by 7 per cent. Queensland Coal will reduce unit cash costs to US$61 a tonne, despite lower volumes as the Crinum mine is exhausted. In the Black Hawk and Permian onshore oil fields improved recoveries and lower drilling costs will deliver stable production, and at Escondida, on a grade-adjusted basis, we expect to reduce unit costs by a further 15 per cent.

Capital discipline and foresight are critical components of increased competitiveness and shareholder value. We will only invest to grow the right opportunities at the right time. In the near-term we will attack bottlenecks with minimal extra capital and unlock super high value additional production such as:

•	at Escondida: where a water supply project and the extension of the life of the Los Colorados concentrator will offset the impact of grade decline and secure extra volumes;

•	at Olympic Dam: where the move into the higher-grade Southern Mining Area will deliver extra volume at low capital cost;

•	at Western Australia Iron Ore: where productivity will increase the efficiency of the already-installed infrastructure and deliver total annual production of 290 million tonnes;

•	at Caval Ridge in Queensland’s Bowen Basin: where a new mining fleet will expand production of metallurgical coal as market conditions improve; and

•	at the shale liquids development in the Permian of West Texas: for possible production of more than 150,000 barrels of oil equivalent a day.

Beyond these, we have the financial strength to invest in an excellent range of medium-term high-value potential growth projects, such as:

•	the development of the hypogene resource at Spence in Chile, to deliver at low cost 200,000 tonnes of extra annual copper production and increase the mine life by more than 50 years;

•	a low-risk underground expansion at Olympic Dam that could secure over 450,000 tonnes of total annual copper production, again at low cost; and

•	in Petroleum, Mad Dog phase 2, the development of one of the largest oil reservoirs in the Gulf of Mexico.

These possible growth opportunities have security of tenure that allows us to pursue them only when the time is right.

In addition, we continue to:

•	invest in new technology to further boost safety, productivity and returns;

•	progress our longer-term growth prospects; and

•	explore globally, and remain alert to value-adding acquisitions for copper and offshore oil.

All this expected profitable growth will only be possible and acceptable if combined with an effective response to climate change and threats to biodiversity. We advocate an international agreement to achieve a two degree Celsius goal. We’ve set an absolute target for our own greenhouse gas emissions, and in 2015 we remained below the 2006 baseline. To continue to meet this absolute target we will innovate as we grow.

Since 2007, BHP Billiton has promoted, directed and invested in Low Emissions Research, such as Carbon Capture and Storage and other emissions reduction and renewable energy opportunities. Last month we announced a partnership with SaskPower in Canada to accelerate global development of Carbon Capture and Storage.

We’ve also voluntarily committed to finance the conservation and ongoing management of areas of high biodiversity and ecosystem value. We’ve continued to contribute to our two chosen conservation areas of significance:

•	Five Rivers in Tasmania; and

•	Valdivia in Chile.

Since 2013, we’ve invested over US$35 million and conserved more than 60,000 hectares to protect 16 globally threatened species and generate more than 900,000 megalitres of fresh water.

We nurture local economies through employment, taxes and royalties, infrastructure development and the purchase of local goods and services. In the 2015 financial year, our total economic contribution globally was over US$35 billion dollars.

We are proud of the broader and lasting contribution we make to society and of our role in global growth and development.

The 2015 financial year was one of productivity, simplification and disciplined capital management. We’ve created a diversified portfolio of low-cost assets unrivalled in scale and quality, and combined it with the right systems and processes and outstanding people to become one of the most efficient suppliers of our chosen commodities.

By delivering sector-leading productivity, we’ve secured our strong solid A balance sheet, which we never put at risk, buttressed our progressive dividend and increased our capacity to grow your Company through the investment in, development of, exploration for and acquisition of, high-return options for growth.

This is a strategy that has served shareholders and communities well at all points in the cycle. It would not be possible without the full commitment and dedication of employees and contractors throughout the business. We have some of the best people in the world and their skill, capability and motivation will carry our momentum forward. I thank our people for their hard work and drive to make this Company better every day. I also thank the Chairman and the Board for their guidance and my management team for their tireless and bold advice and execution. We are all committed to live up to the purpose and values in Our Charter and to deliver even greater shareholder value.

Thank you above all for your commitment to our Company and its management in these challenging financial times.

The Chairman then conducted the formal items of business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 22, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary